UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2020

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2020.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 1, 2020	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2020.

General

As of June 30, 2020, the Company’s fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.4 million DWT:

(i)60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases;
(iii)two VLCCs chartered in from an unrelated third party; and
(iv)seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax tankers)

In February 2020, the Company agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC, which was previously recorded as an investment in finance lease and delivered the vessel to its buyers in the second quarter of 2020.

In May 2020, the Company took delivery of the Suezmax tanker Front Cruiser from Hyundai Samho Heavy Industries (“HSHI”).

In June 2020, the Company took delivery of the VLCC Front Dynamic from HSHI.

In August 2019, the Company entered into a Sale and Purchase Agreement ("SPA") with Trafigura Maritime Logistics ("TML"), a wholly owned subsidiary of Trafigura Group Pte Ltd ("Trafigura"), to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the "Acquisition"). In addition, the Company entered into fixed rate, three year time charter-out contracts for five of the 10 Suezmax tankers acquired under the SPA to a subsidiary of Trafigura at a daily base rate of $28,400 with a 50% profit share above the base rate. Up until the closing of the Acquisition, the time-charter revenues, net of charter-hire expense, for these five vessels have been recorded as a reduction in the acquisition costs of 10 vessels acquired under the SPA. From the date of closing of the transaction in March 2020, the revenues related to these arrangements, net of expenses are reflected in our earnings. See Note 19 to our Condensed Consolidated Financial Statements.

Fleet changes

(number of vessels)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019
VLCCs
At start of period	19	17	17
Other acquisitions/newbuilding deliveries	1	2	2
Disposal/lease termination	(1)	—	—
Chartered-in/redelivered	—	—	—
At end of period	19	19	19
Suezmax tankers
At start of period	26	16	16
Chartered-in/redelivered (2)	(10)	—	10
Other acquisitions/newbuilding deliveries (2)	11	—	—
At end of period	27	16	26
LR2/Aframax tankers
At start of period	18	18	18
Other acquisitions/newbuilding deliveries	—	—	—
At end of period	18	18	18
Total
At start of period	63	51	51
Other acquisitions/newbuilding deliveries (2)	12	2	2
Disposal/lease termination	(1)	—	—
Chartered-in/redelivered (2)	(10)	—	10
At end of period	64	53	63

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel previously recorded as an investment in finance lease and sold in the six months ended June 30, 2020.
(2) 10 Suezmax tankers chartered-in from Trafigura have been recorded as owned vessels upon closing of the Acquisition in March 2020.

Tanker Market Update

The first six months of 2020 brought dramatic crude oil demand correction the likes of which we have never seen. The demand shock brought on by COVID-19 was so large and sudden that global commercial inventories quickly surged to record levels, effectively utilizing all available land-based capacity. At the same time, the crude oil market went into contango, encouraging traders to store oil on tankers and driving demand for short-term charters of tankers. This in turn resulted in exceptionally strong tanker rates, which are reflected in our results for the second quarter of 2020.

The freight market has since receded, and rates have declined to lower levels. Although signs of a recovery are evident, as economies have begun to re-open, the recovery in demand is unlikely to be linear and the extent and duration of the impact of COVID-19 is difficult to gauge. It is highly likely that demand will take some time to fully recover, and we shouldn’t expect seasonal strength in the winter months simply based on historical trends. Invariably, global oil demand looks to be significantly lower at the end of 2020, relative to year-end 2019.

The demand shock is likely behind us, but there is also significant month-to-month volatility in the demand forecast. In the second quarter of 2020, global oil demand fell by 16.4 mb/d compared to 2019, a previously unimaginable decline. The IEA forecasts that world oil demand will decline by 7.9 mb/d in 2020 before recovering by 5.3 mb/d to 97.4 mb/d, in 2021, a figure the IEA concedes is highly uncertain. Supply also fell to a nine-year low of 86.9 mb/d in the second quarter of 2020, primarily due to production cuts from OPEC+, the United States and Canada. Forecasts suggest that a significant portion of this cut could return in the next coming quarters as the Northern Hemisphere moves toward winter.

The vessel supply side of the equation continues to improve which is very positive. The orderbook as a percent of the total fleet is at the lowest level since 1997 with only 69 VLCCs on order. At the same time the average age of the VLCC fleet as of the end of the second quarter of 2020, was at the highest level since September 2002. By the end of 2021, there will be 65 vessels that are older than 20 years and an additional 85 that are older than 17.5 years. While a pandemic like COVID-19 was virtually impossible to imagine, such a positive outlook for fleet supply growth defies historical convention. The effect of slowing fleet supply growth will be pushed out to 2021 or 2022, but it should be material and lead to a sustained period of higher rates.

In the short-term, Frontline has secured sufficient charter coverage to reduce the effective breakeven levels for our vessels trading in the spot market and lessen the impact of market volatility. The Company is also well-positioned to generate significant cash on the back of an improving market outlook. Although we acknowledge the uncertainty of current economic conditions, we believe that over the long term, global stimulus measures will drive increased commodity demand at a time when fleet growth has begun to slow significantly.

COVID-19 Update

Frontline has maintained its specific Frontline guide-lines for the ship managers to follow in addition to its robust emergency management plan adopted in early January in response to the COVID-19 pandemic in order to ensure the health and safety of our employees while maintaining business operations as efficiently as possible. All crewing managers continue to follow the guidance issued by the World Health Organization and the International Chamber of Shipping to ensure that the proper protocols are in place on board our vessels. Our technical department is hosting regular meetings with all crewing managers across all business segments to discuss and handle any issues, in particular challenges facing our crew and safe operations, as they arise. To date, issues have primarily related to crew transfers.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2020 and June 30, 2019.

Total operating revenues, voyage expenses and commissions

(in thousands of $)	2020	2019
Time charter revenues	76,534	19,404
Voyage charter revenues	708,528	395,445
Finance lease interest income	—	484
Other income	13,842	16,350
Total operating revenues	798,904	431,683

Voyage expenses and commissions	209,263	188,176

Time charter revenues increased by $57.1 million in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 primarily due to the income recognized from the five vessels chartered out to Trafigura after the closing of the Acquisition and the net delivery of four vessels to time charters with increased rates.

Voyage charter revenues increased by $313.1 million in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 primarily due to the increase in market freight rates, as well as the delivery of five vessels acquired from Trafigura and two newbuildings onto voyage charters. These factors were partially offset by the net increase in vessels trading under time charters and the termination of the lease on one vessel chartered-in from SFL.

The finance lease interest income relates to the investment in a finance lease for one VLCC, which has decreased as the underlying lease receivable was fully amortized.

Other income primarily comprises the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The decrease in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 was due to a decrease in newbuilding supervision fees earned.

Voyage expenses and commissions increased by $21.1 million in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 primarily due to the charter-in and subsequent acquisition of 10 Suezmax tankers from Trafigura, the delivery of four newbuildings between January 2019 and June 2020, and an increase in commissions due to increased market rates. This was partially offset by a reduction in expenses due to the delivery of vessels onto time charters and the termination of the lease for one VLCC chartered-in from SFL Corp Ltd ("SFL").

Other operating gains

(in thousands of $)	2020	2019
Gain on termination of vessel leases	7,409	—
Gain on sale of vessel	12,354	—
Gain on settlement of claim	3,422	—
Gain on pool arrangements	766	681
Other gains	268	288
Other operating gains	24,219	969

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to its buyer in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the six months ended June 30, 2020, the Company recorded a gain on pool arrangements of $0.8 million (2019: gain of $0.7 million) and a $3.4 million gain on settlement of a claim. A further $0.3 million (2019: $0.3 million) was recognized in relation to other miscellaneous settlements.

Contingent rental expense (income)

(in thousands of $)	2020	2019
Contingent rental expense (income)	8,270	(2,555)

Contingent rental expense in the six months ended June 30, 2020 relates to the charter party contracts with SFL and was incurred by the Company because the actual profit share payable in the six months ended June 30, 2020 of $10.4 million (2019: $1.5 million) was $8.3 million more (2019: $2.6 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd. ("Frontline 2012") in 2015. The increase in contingent rental expense is due to an increase in market rates which has increased the amount payable to SFL in the six months ended June 30, 2020, partially offset by a reduction in the number of vessels leased from SFL.

Ship operating expenses

(in thousands of $)	2020	2019
Ship operating expenses	79,831	70,425

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 primarily due to the delivery of four newbuildings and the 10 vessels chartered-in and subsequently purchased since January 1, 2019. These factors were partially offset by a reduction in ship operating expenses as a result of the redelivery of one vessel chartered-in under long-term lease from SFL and a decrease in drydocking costs.

Charter hire expenses

(in thousands of $)	2020	2019
Charter hire expenses	4,454	4,244

In the six month period ended June 30, 2020 and 2019, the Company chartered-in two VLCCs under operating leases. The increase in charter hire expense is due to increased hire payable under the new charter-in contracts in the six months ended June 30, 2020.

Administrative expenses

(in thousands of $)	2020	2019
Administrative expenses	20,604	20,880

Administrative expenses in the six months ended June 30, 2020 are comparable to the six months ended June 30, 2019.

Depreciation

(in thousands of $)	2020	2019
Depreciation	66,725	55,719

Depreciation increased in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 due to the delivery of four newbuildings since January 2019 and the charter-in and subsequent purchase of 10 vessels from Trafigura. These factors were partially offset by a decrease in depreciation due to the redelivery of one vessel chartered-in under finance lease in the six months ended 2020.

Interest income

(in thousands of $)	2020	2019
Interest income	597	674

Interest income in the six months ended June 30, 2020 and the six months ended June 30, 2019 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2020	2019
Interest expense	(40,859)	(46,685)

Interest expense decreased in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 primarily due to the scheduled repayment of outstanding debt and the movement in interest rates, offset by the increase in finance lease interest expense due to the net increase in vessels under finance lease, which were subsequently purchased, as well as the additional interest expense and amortization of deferred charges in relation to loan facilities and commitments since January 1, 2019.

Share of results of associated company

(in thousands of $)	2020	2019
Share of results of associated company	(1,427)	842

In October 2019, the Company announced that FMSI, a company accounted for under the equity method, and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of Exhaust Gas Cleaning Systems ("EGCS" or "scrubbers"). In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine AS by FMS Holdco in exchange for 50% of the issued share capital of Clean Marine. The merger was completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following the transactions, Frontline holds an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of losses of FMS Holdco of $2.6 million was recognized in the six months ended June 30, 2020.

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $1.1 million was recognized in the six months ended June 30, 2020.

Unrealized (loss) gain on marketable securities

(in thousands of $)	2020	2019
Unrealized (loss) gain on marketable securities	(4,542)	302

The Company recognized an unrealized loss of $4.5 million and a gain of $0.3 million due to the movement in the fair value of marketable securities for the six months ended June 30, 2020 and the six months ended June 30, 2019, respectively.

Loss on derivatives

(in thousands of $)	2020	2019
Loss on derivatives	(21,746)	(9,682)

The loss on derivatives in the six months ended June 30, 2020 and the six months ended June 30, 2019 primarily relate to interest rate swap agreements as a result of movements in interest rates.

Other non-operating gain

(in thousands of $)	2020	2019
Other non-operating gain	139	92

Other non-operating gains primarily comprised dividends received on marketable securities, offset by bank charges.

Net income attributable to non-controlling interest

(in thousands of $)	2020	2019
Net income attributable to non-controlling interest	(63)	(3)

Net income attributable to non-controlling interest in the six months ended June 30, 2020 and the six months ended June 30, 2019 is primarily attributable to the non-controlling interests in the results of Seateam Management Pte. Ltd ("Seateam").

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

The Company has adopted ASU 2017-04 (ASC 350 Intangibles - Goodwill) effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

The Company's market capitalization at June 30, 2020 was $1,379.9 million (based on a share price of $6.98) compared to its carrying value of approximately $1,665.8 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the six months ended June 30, 2020, global deals between public companies of more than $100.0 million in the last three years and global marine transport sector transactions of more than $100.0 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of between 27% and 33%. Based on a range of 27% to 33% and using 30% as the mid point in the range, the fair value of the Company was calculated as $1,793.9 million. As the fair value of the Company was above the carrying value, the Company concluded that there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our condensed consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of upgrading costs in relation to EGCS and Ballast Water Treatment Systems ("BWTS"), lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of June 30, 2020, and December 31, 2019, we had cash and cash equivalents of $224.7 million, and $174.2 million, respectively. As of June 30, 2020, and December 31, 2019, we had restricted cash balances of $16.3 million, and $3.2 million, respectively. Restricted cash as of June 30, 2020 does not include cash balances of $106.1 million (December 2019: $38.3 million), which represents 100% (December 2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of June 30, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen Holding Ltd., the Company's largest shareholder (“Hemen”), is repayable in May 2021. Furthermore, Frontline Shipping Limited ("FSL"), the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of June 30, 2020, the cash held by FSL was $9.3 million (December 31, 2019: $13.1 million), and these amounts are included in "Cash and cash equivalents".
Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.
As of June 30, 2020, total installments of $28.0 million had been paid in connection with the Company's current newbuilding program and remaining commitments amounted to $161.1 million, of which we expect $18.7 million to be paid in 2020 and $142.4 million to be paid in 2021.

As of June 30, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

As of June 30, 2020, the Company has remaining commitments for the installation of EGCS on 10 vessels owned by the Company, with a financial commitment of $3.7 million, excluding installation costs. These remaining commitments are due in 2020.

As of June 30, 2020, the Company has remaining commitments for the installation of BWTS on eight vessels, with a remaining commitment of $1.6 million excluding installation costs, which is due in 2020.

In August 2019, the Company entered into a sale and purchase agreement with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the “Acquisition”). The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura, for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus a 50% profit share. In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term. See Note 19 to our Condensed Consolidated Financial Statements for a detailed description of the accounting for this transaction.

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen. Up to $215.0 million remains available under the facility following this repayment as of June 30, 2020.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. The facility was fully drawn down in July 2020, and $39.0 million of the refinanced facility has been recorded as long-term debt as of June 30, 2020.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse, entered into in November 2019, to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company drew down $62.5 million under its senior secured term loan facility with Crédit Agricole, entered into in May 2020, to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company entered into an Equity Distribution Agreement with Morgan Stanley & Co. LLC (the “EDA”), under which the Company may, from time to time, offer and sell its ordinary shares having aggregate sales proceeds of up to $100.0 million. As of June 30, 2020, no sales were made under the EDA.

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in July 2020 and $300.1 million of the refinanced facility has been recorded as long-term debt as at June 30, 2020.

In August 2020, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $133.7 million from CEXIM and Sinosure to partially finance the remaining cost of $161.1 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carry an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years. The facility is subject to final documentation.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2020.
Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2020 was $445.5 million compared to $143.0 million in the six months ended June 30, 2019.

The increase was driven by an increase in voyage and time charter revenues of $370.2 million, partially offset by an increase in voyage and ship operating expenses of $21.1 million and $9.4 million, respectively. The key factors in relation to this were (i) the increase in market freight rates and (ii) a net increase in the fleet that we own and charter-in primarily as a result of the delivery of the 10 vessels chartered-in and then subsequently acquired from Trafigura and four newbuildings delivered since January 1, 2019 offset by the redelivery on termination of the lease for one vessel chartered in under finance lease from SFL.

The net increases in cash provided by operating activities were partially offset by the movement in working capital balances which has decreased the cash provided by $37.9 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels. In particular, freight rates rose significantly since the end of 2019 which has led to a corresponding increase in voyages in progress and receivables as the higher freights, which are typically paid on completion of a voyage, have not been fully received in the six months ended June 30, 2020.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to June 30, 2020, compared with the actual TCE rates achieved during the six months ended June 30, 2020, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2020 will be approximately $22,600, $18,900 and $15,700 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and corporate overhead costs. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $662.3 million in the six months ended June 30, 2020 comprised mainly of the cash impact of closing the Acquisition with Trafigura of $533.7 million, capitalized additions of $152.8 million, primarily in respect of the delivery of two newbuildings and additions to four newbuilding contracts along with EGCS and BWTS upgrade costs. In addition, a $1.5 million loan was advanced to TFG Marine, and $0.8 million was paid to acquire an additional share in FMS Holdco, both of which are associated companies accounted for under the equity method. See Note 13 for additional information on transactions related to our investments in associated companies. The cash used in investing activities was partially offset by $26.6 million of proceeds from the sale of one vessel previously recorded as an investment in finance lease in the six months ended June 30, 2020.
Net cash provided by financing activities
Net cash provided by financing activities in the six months ended June 30, 2020 of $280.5 million was primarily a result of drawdown of debt in the amount of $650.3 million in relation to the new loan facilities in the period and the issuance of 798,000 new ordinary shares as part of options exercise which generated net proceeds of $5.8 million. In addition, the Company received $3.2 million as compensation payment in relation to the termination of the finance lease of one VLCC with SFL. This was partially offset by the debt and finance lease repayments of $149.7 million and $8.0 million, respectively, the payment of dividends of $215.0 million, as well as $6.1 million in debt commitment fees paid.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $106.1 million (December 2019: $38.3 million), which represents 100% (December 2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as at June 30, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen is repayable in May 2021. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
The current portion of long-term debt as of June 30, 2020 includes $320.3 million of balloon payments due on final maturity of the $466.5 million term loan facility in April 2021 and of the $109.2 million term loan facility in June 2021. The Company expects to refinance these facilities prior to their maturities in April and June 2021, respectively. We believe that cash on hand and borrowings under our current and expected credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2020, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,450.3 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $14.5 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated financial statements.

Inflation

Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. In the six months ended June 30, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the six months ended June 30, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt of $150.0 million was switched to a fixed rate. The fair value of these swaps as of June, 2020 was a receivable of nil (December 2019: receivable of $0.1 million) and a payable of $25.7 million (December 2019: $4.3 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $21.7 million in the six months ended June 30, 2020 (six months ended June 30, 2019: loss of $9.7 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include

•the strength of world economies;
•fluctuations in currencies and interest rates;
•general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;

•changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to renew our time charters when they expire or to enter into new time charters;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S.
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
•the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications system, including the impact of cyber attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•our dependence on key personnel;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions;
•any further changes in US trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, political events, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•the current outbreak of the coronavirus COVID-19 or similar pandemics; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Commission on March 20, 2020 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $, except per share data)

	2020	2019
Operating revenues
Time charter revenues	76,534	19,404
Voyage charter revenues	708,528	395,445
Finance lease interest income	—	484
Other income	13,842	16,350
Total operating revenues	798,904	431,683
Other operating gains	24,219	969
Voyages expenses and commissions	209,263	188,176
Contingent rental expense (income)	8,270	(2,555)
Ship operating expenses	79,831	70,425
Charter hire expense	4,454	4,244
Administrative expenses	20,604	20,880
Depreciation	66,725	55,719
Total operating expenses	389,147	336,889
Net operating income	433,976	95,763
Other income (expenses)
Interest income	597	674
Interest expense	(40,859)	(46,685)
Share of results of associated company	(1,427)	842
Foreign currency exchange loss	(1,129)	(173)
Unrealized gain (loss) on marketable securities	(4,542)	302
Loss on derivatives	(21,746)	(9,682)
Other non-operating gain	139	92
Net other expenses	(68,967)	(54,630)
Net income before income taxes and non-controlling interest	365,009	41,133
Income tax benefit (expense)	47	(17)
Net income	365,056	41,116
Net income attributable to non-controlling interest	(63)	(3)
Net income attributable to the Company	364,993	41,113

Basic earnings per share attributable to the Company ($)	1.89	0.24
Diluted earnings per share attributable to the Company ($)	1.85	0.24

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $)

	2020	2019
Comprehensive income
Net income	365,056	41,116
Foreign currency translation income (loss)	(36)	70
Other comprehensive income (loss)	(36)	70
Comprehensive income	365,020	41,186

Comprehensive income attributable to non-controlling interest	63	3
Comprehensive income attributable to the Company	364,957	41,183
Comprehensive income	365,020	41,186

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019
(in thousands of $)

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	224,720	174,223
Restricted cash	16,339	3,153
Marketable securities	1,534	3,642
Marketable securities pledged to creditors	4,890	7,323
Trade accounts receivable, net	65,930	63,245
Related party receivables	8,169	15,581
Other receivables	15,447	25,468
Inventories	45,246	66,664
Voyages in progress	67,260	71,339
Prepaid expenses and accrued income	16,636	11,167
Investment in finance lease	—	157
Other current assets	2,306	6,526
Total current assets	468,477	448,488
Long-term assets
Newbuildings	28,828	46,068
Vessels and equipment, net	3,346,183	2,579,905
Vessels and equipment under finance leases, net	57,872	418,390
Right-of-use assets under operating leases	17,473	12,058
Investment in finance lease	—	10,822
Investment in associated company	4,164	4,927
Goodwill	112,452	112,452
Loan notes receivable	1,500	—
Long-term derivative instruments receivable	—	148
Prepaid consideration	—	55,287
Other long-term assets	14,704	9,273
Total assets	4,051,653	3,697,818

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	532,289	438,962
Current portion of obligations under finance leases	7,530	283,463
Current portion of obligations under operating leases	10,315	4,916
Related party payables	19,901	20,186
Trade accounts payable	10,476	13,042
Accrued expenses	42,380	75,745
Derivative instruments payable	25,650	4,264
Other current liabilities	17,798	7,545
Total current liabilities	666,339	848,123
Long-term liabilities
Long-term debt	1,653,297	1,254,417

Obligations under finance leases	52,444	76,447
Obligations under operating leases	7,434	7,561
Other long-term liabilities	6,333	1,062
Total liabilities	2,385,847	2,187,610
Commitments and contingencies
Equity
Share capital (197,692,321 shares. 2019: 196,894,321. Par value $1.00)	197,692	196,894
Additional paid in capital	402,021	397,210
Contributed surplus	1,004,094	1,070,688
Accumulated other comprehensive income	294	330
Retained earnings (deficit)	61,410	(155,146)
Total equity attributable to the Company	1,665,511	1,509,976
Non-controlling interest	295	232
Total equity	1,665,806	1,510,208
Total liabilities and equity	4,051,653	3,697,818

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $)

	2020	2019

Net cash provided by operating activities	445,508	143,046

Additions to newbuildings, vessels and equipment	(152,846)	(147,579)
Investment in associated company	(750)	—
Net proceeds from sale of vessel	26,556	—
Cash inflow on repayment of loan from associated company	—	3,000
Cash outflow on issuance of loan to associated company	(1,500)	—
Trafigura asset acquisition	(533,748)	—
Net cash used in investing activities	(662,288)	(144,579)

Proceeds from issuance of debt	650,273	144,765
Repayment of long-term debt	(149,732)	(124,446)
Repayment of finance leases	(7,984)	(3,355)
Net proceeds from issuance of shares	5,825	9,316
Lease termination compensation receipt	3,186	—
Purchase of shares from non-controlling interest	—	(269)
Debt fees paid	(6,074)	(335)
Dividends paid	(215,031)	—
Net cash provided by financing activities	280,463	25,676

Net change in cash and cash equivalents and restricted cash	63,683	24,143
Cash and cash equivalents and restricted cash at beginning of period	177,376	67,904
Cash and cash equivalents and restricted cash at end of period	241,059	92,047

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $, except number of shares)

	2020	2019
Number of shares outstanding
Balance at beginning of the period	196,894,321	169,821,192
Shares issued on exercise of options	798,000	—
Shares issued under ATM program	—	1,146,900
Balance at the end of the period	197,692,321	170,968,092

Share capital
Balance at beginning of the period	196,894	169,821
Shares issued on exercise of options	798	—
Shares issued under ATM program	—	1,147
Balance at the end of the period	197,692	170,968

Additional paid in capital
Balance at beginning of the period	397,210	198,497
Stock compensation expense	(216)	438
Gain attributable to change in non-controlling interest	—	(70)
Shares issued on exercise of options	5,027	—
Shares issued under ATM program	—	8,169
Balance at end of the period	402,021	207,034

Contributed surplus
Balance at beginning of the period	1,070,688	1,090,376
Cash dividend	(66,594)	—
Balance at end of the period	1,004,094	1,090,376

Accumulated other comprehensive income
Balance at beginning of the period	330	224
Other comprehensive income	(36)	70
Balance at end of the period	294	294

Retained earnings (deficit)
Balance at beginning of the period	(155,146)	(295,118)
Net income	364,993	41,113
Cash dividend	(148,437)	—
Balance at end of the period	61,410	(254,005)

Total equity attributable to the Company	1,665,511	1,214,667

Non-controlling interest
Balance at beginning of the period	232	417
Net income attributable to non-controlling interest	63	3
Adjustment on repurchase of non-controlling interest	—	(199)
Balance at end of the period	295	221

Total equity	1,665,806	1,214,888

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The Unaudited Condensed Interim Financial Statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Financial Statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Unaudited Condensed Interim Financial Statements should be read in conjunction with the Annual Financial Statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 20, 2020. The Unaudited Condensed Interim Financial Statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2020 are not necessarily indicative of the results for the year ending December 31, 2020. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. The Condensed Consolidated Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The Condensed Consolidated Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020, with the exception of certain changes noted below.

ASU 2016-13 (ASC 326 Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In may 2019, the FASB issued ASU No. 2019-05 Codification improvements to Financial instruments-Credit Losses, (Topic 326), which provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its non-operating lease receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses. Based on the Company's evaluation, these standard updates have not materially impacted its Condensed Consolidated Financial Statements on adoption or as of June 30, 2020.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)

The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s Condensed Consolidated Financial Statements on adoption or as of June 30, 2020.

ASU 2018-13 (ASC 820 Fair Value Measurement)
The Company has adopted this update effective January 1, 2020, which removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of June 30, 2020.

ASU 2018-18 (ASC 808 Collaborative Arrangements)
The Company has adopted this update effective January 1, 2020, which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of June 30, 2020.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the six months ended June 30, 2020 and June 30, 2019:

(in thousands of $)	2020	2019
Net income attributable to the Company	364,993	41,113

	2020	2019
Weighted average number of shares (000s)	193,559	169,946
Dilutive effect of share options	142	—
Dilutive effect of contingently returnable shares	4,106	—
Denominator for diluted earnings per share	197,807	169,946

	2020	2019
Cash dividends per share declared	$1.10	$0.00

The impact of stock options using the treasury stock method was dilutive in the six months ended June 30, 2020 as the exercise price was lower than the average share price during the period and, therefore 141,753 options were included in the denominator in the calculation.

The 16,035,856 shares issued to Trafigura as consideration as part of the Acquisition were legally issued and outstanding as of the grant date on August 23, 2019 and were therefore included in share capital from this date. Trafigura was the beneficial owner of the shares, was entitled to exercise voting rights, and was also eligible for any dividends if-and-when declared. ASC 260 defines issued shares that are held in escrow and all or part must be returned if specified conditions are not met as "contingently returnable". The shares issued as part of the Acquisition were treated as contingently returnable shares for the purpose of calculating earnings per share as they were held in escrow until such date after November 30, 2019 that Trafigura wished to dispose of such shares, in which case they could be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Shares not disposed of prior to closing of the Acquisition remained in the escrow account until the closing of the Acquisition which took place on March 16, 2020. In the six months ended June 30, 2020, 4,106,028 shares were treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share until the closing date. Following the closing of the Acquisition on March 16, 2020, all shares have been released from the escrow account and are included in the weighted average number of ordinary shares from the date of release from that account as they are no longer contingently returnable.

5. OPERATING REVENUES

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts and bareboat contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue, as such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed to commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separated the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues in the six months ended June 30, 2020 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	76,534	—	76,534
Voyage charter revenues	514,343	194,185	708,528
Other income	—	13,842	13,842
Total	590,877	208,027	798,904

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $2.3 million of contract assets were capitalized in the period ended June 30, 2020 as "Other current assets", of which $0.7 million was amortized up to June 30, 2020, leaving a remaining balance of $1.6 million as of June 30, 2020. $4.5 million of contract assets were amortized in the six months ended June 30, 2020 in relation to voyages in progress at the end of December 31, 2019. No impairment losses were recognized in the period.

As of June 30, 2020 and December 31, 2019, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2020	2019
Voyages in progress	18,704	26,021
Trade accounts receivable	30,090	42,104
Related party receivables	4,044	9,137
Other current assets	1,607	4,491
Total	54,445	81,753

The timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

6. OTHER OPERATING GAINS

Other operating gains for the six months ended June 30, 2020 and June 30, 2019 are as follows:

(in thousands of $)	2020	2019
Gain on termination of vessel lease	7,409	—
Gain on sale of vessel	12,354	—
Gain on settlement of claim	3,422	—
Gain on pool arrangements	766	681
Other gains	268	288
Other operating gains	24,219	969

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to its buyers in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the six months ended June 30, 2020, the Company recorded a gain on pool arrangements of $0.8 million (2019: gain of $0.7 million) and a $3.4 million gain on settlement of a claim. A further $0.3 million gain (2019: $0.3 million gain) was recognized in relation to other miscellaneous settlements.

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash as of June 30, 2020 does not include cash balances of $106.1 million (December 2019: $38.3 million), which represents 100% (December 2019: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of June 30, 2020 because the Company's senior unsecured facility agreement with an affiliate of Hemen is repayable in May 2021. Furthermore, FSL, the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of June 30, 2020, the cash held by FSL was $9.3 million (December 31, 2019: $13.1 million), and these cash amounts are included in "Cash and cash equivalents".

8. MARKETABLE SECURITIES

A summary of the movements in our marketable securities for the six months ended June 30, 2020 and the year ended December 31, 2019 is presented in the table below:

(in thousands of $)	2020	2019
Balance at beginning of period	3,642	836
Unrealized gain (loss) on marketable securities	(4,542)	1,737
Repurchase of securities pledged to creditors	7,324	8,392
Marketable securities pledged to creditors	(4,890)	(7,323)
Balance at end of period	1,534	3,642

Avance Gas
In the six months ended June 30, 2020, the Company recognized an unrealized loss of $1.7 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

SFL

In the six months ended June 30, 2020, the Company recognized an unrealized loss of $0.4 million in relation to the 0.1 million shares held in SFL.

Golden Ocean

In December 2019, the Company sold 1,260,358 shares in Golden Ocean Group Ltd. ("Golden Ocean") for proceeds of $7.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2020 for $7.2 million.

In March 2020, the Company repurchased these shares and subsequently sold them for proceeds of $3.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2020 for $3.7 million and as such made a net cash settlement of $3.5 million after adjustment for foreign exchange differences. This was treated as a settlement of debt.

In June 2020, the Company repurchased these shares and subsequently sold them for proceeds of $5.3 million. At the same time the Company entered into a new forward contract to repurchase the 1.3 million shares in September 2020 for $5.3 million and as such received a net cash settlement of $1.6 million after adjustment for foreign exchange differences. This was treated as a drawdown of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $5.2 million. These transactions have been reported on a net basis in the Condensed Consolidated Statement of Cash Flows.

As of June 30, 2020, the Company held 1,270,657 shares in Golden Ocean, of which 1,260,358 was held as marketable securities pledged to creditors.

In the six months ended June 30, 2020, the Company recognized an unrealized loss of $2.4 million in relation to the 1.3 million shares held in Golden Ocean.

9. NEWBUILDINGS

Movements in the six months ended June 30, 2020 are summarized as follows;

(in thousands of $)
Balance at December 31, 2019	46,068
Additions, net	143,880
Interest capitalized	1,101
Transfer to Vessels and Equipment, net	(162,221)
Balance at June 30, 2020	28,828

In the six months ended June 30, 2020, the Company took delivery of one Suezmax, Front Cruiser, and one VLCC, Front Dynamic.

As of June 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in January 2021 and February 2021, respectively, and two are expected to be delivered in August 2021.

10. VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2020 are summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2019	3,013,506	(433,601)	2,579,905
Depreciation	—	(59,443)
Additions to vessels and equipment	663,500	—
Transfers from Newbuildings	162,221	—
Balance at June 30, 2020	3,839,227	(493,044)	3,346,183
In the six months ended June 30, 2020, the Company completed the acquisition of 10 Suezmax tankers from Trafigura. See Note 19 for full details of the accounting for this transaction. In the six months ended June 30, 2020, the Company took delivery of one Suezmax, Front Cruiser, and one VLCC, Front Dynamic. The Company also completed the installation of EGCS on one vessel during the period.

11. VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

As of June 30, 2020, the Company leased in two vessels on long-term time charter from SFL (December 2019: three vessels) which are classified as finance leases.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2019	484,065	(65,675)	418,390
Additions	45	—
Lease termination	(40,412)	20,682
Trafigura asset acquisition	(339,818)	6,267
Depreciation	—	(7,282)
Balance at June 30, 2020	103,880	(46,008)	57,872

The outstanding obligations under finance leases as of June 30, 2020 are payable as follows:

(in thousands of $)
Year 1	11,705
Year 2	10,946
Year 3	11,705
Year 4	11,737
Year 5	10,946
Thereafter	19,217
Minimum lease payments	76,256
Less: imputed interest	(16,282)
Present value of obligations under finance leases	59,974

The outstanding obligations under finance leases as of December 31, 2019 are payable as follows:

(in thousands of $)
2020	291,964
2021	17,557
2022	16,419
2023	17,557
2024	16,468
Thereafter	25,920
Minimum lease payments	385,885
Less: imputed interest	(25,975)
Present value of obligations under finance leases	359,910

The Company recognized the following income (expenses) in relation to the amortization of finance lease assets and obligations in the six months ended June 30, 2020 and June 30, 2019:

(in thousands of $)	June 30, 2020	June 30, 2019
Depreciation of vessels under finance leases	(7,282)	(5,967)
Interest expense on obligations under finance leases	(4,833)	(3,552)
Contingent rental income (expense)	(8,270)	2,555
Gain on termination of vessel lease	7,409	—
Total finance lease expense, net	(12,976)	(6,964)

The remaining periods on these leases as of June 30, 2020 was approximately seven years (December 31, 2019: zero to seven years). The weighted average discount rate in relation to the vessels leased from SFL is 7.5%.

12. OPERATING LEASES

As of June 30, 2020, two vessels are leased in on time charter from a third party and have been classified as operating leases. These leases are at fixed rates. The initial two-year terms of the leases, which ended in April 2020, were extended for an additional year. The Company has allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. In the six months ended June 30, 2020, the Company has recorded the non-lease component of $3.3 million ($3.3 million in the six months ended June 30, 2019) within Ship operating expenses and has recognized the lease component of $4.5 million ($4.2 million in the six months ended June 30, 2019) within Charter hire expense within the Condensed Consolidated Statement of Operations. Furthermore, the Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments were estimated on the date of adoption of ASC 842 based on the index at that time and included in the minimum lease payments. In the six months ended June 30, 2020, lease expense of $1.2 million ($1.4 million in the six months ended June 30, 2019) is recorded in Administrative expenses in the Condensed Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as of June 30, 2020 are as follows:

(in thousands of $)
Year 1	11,291
Year 2	1,889
Year 3	1,775
Year 4	1,682
Year 5	1,661
Thereafter	501
Total minimum lease payments	18,799
Less: Imputed interest	(1,049)
Present value of operating lease liabilities	17,750

Total expense for operating leases was $5.8 million in the six months ended June 30, 2020 (2019: $5.6 million). Total cash paid in respect of operating leases was $5.7 million in the six months ended June 30, 2020 (2019: $5.2 million). The weighted average discount in relation to the operating leases was 3.8% for the six months ended June 30, 2020 and the weighted average lease term was 3 years for the six months ended June 30, 2020.

Rental income
One LR2 tanker and two VLCCs were on fixed rate time charters as of June 30, 2020 (one LR2 tanker and one Suezmax tanker as of December 31, 2019). Two Suezmax tankers were on fixed rate time charters with profit sharing clauses as of December 31, 2019 and were terminated in the six months ended June 30, 2020. In addition, Frontline agreed to charter-out five vessels to Trafigura under the SPA, for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. For accounting purposes, the leases did not commence until closing of the transaction, which took place on March 16, 2020. See Note 19 for further details. The minimum future revenues to be received under our fixed rate contracts as of June 30, 2020 are as follows:

(in thousands of $)
Year 1	98,836
Year 2	51,830
Year 3	3,266
Year 4	—
Year 5	—
Thereafter	—
Total minimum lease payments	153,932

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties as of June 30, 2020 were $510.8 million and $39.2 million, respectively, and as of December 31, 2019 were $239.4 million and $47.8 million, respectively.

Contingent rental income
The Company recognized profit share income of $2.8 million in the six months ended June 30, 2020 in relation to the two Suezmax tankers on fixed rate time charters with profit sharing clauses, which were both terminated in the period. In addition, the Company recognized profit share income of $6.3 million in relation to the five time charters to Trafigura from closing of the transaction until June 30, 2020.

13. INVESTMENT IN ASSOCIATED COMPANY

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of EGCS. In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine AS by FMS Holdco as a result of the merger in exchange for 50% of the issued share capital of Clean Marine AS. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following the transactions, Frontline owns an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of losses of FMS Holdco of $2.6 million was recognized in the six months ended June 30, 2020.

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $1.1 million was recognized in the six months ended June 30, 2020.

14. DEBT

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term.

The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net". The facility was fully drawn down at the closing of the Acquisition.

In February 2020, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen. As of June 30, 2020, $215.0 million remains available under the facility following this repayment.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. The facility was fully drawn down in July 2020 and $39.0 million of the refinanced facility has been recorded as long-term debt as of June 30, 2020.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse entered into in November 2019 to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company drew down $62.5 million under its senior secured term loan facility with Crédit Agricole entered into in May 2020 to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

Golden Ocean shares

In December 2019, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $7.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2020 for $7.2 million.

In March 2020, the Company repurchased these shares and subsequently sold them for proceeds of $3.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2020 for $3.7 million and as such made a net cash settlement of $3.5 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.

In June 2020, the company repurchased these shares and subsequently sold them for proceeds of $5.3 million. At the same time the Company entered into a new forward contract to repurchase the 1.3 million shares in September 2020 for $5.3 million and as such received a net cash settlement of $1.6 million after adjustment for foreign exchange differences. This was treated as a drawdown of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $5.2 million. These transactions have been reported on a net basis in the Condensed Consolidated Statement of Cash Flows.

Debt issuance costs

The Company has recorded debt issuance costs (i.e. deferred charges) of $15.3 million as of June 30, 2020 (December 2019: $8.0 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2020	2019
Vessels and equipment, net	3,344,705	2,578,135

15. SHARE CAPITAL

The authorized share capital of the Company as of June 30, 2020 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 197,692,321 shares (December 31, 2019: 196,894,321 shares) of $1.00 par value each are in issue and fully paid.

In January 2020, the Company issued 798,000 ordinary shares under its share options scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike share price of $7.30 per share.

16. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. In the six months ended June 30, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the six months ended June 30 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

As of June 30, 2020, the Company recorded a derivative instruments receivable of nil (December 31, 2019: $0.1 million) and a derivative instruments payable of $25.7 million (December 31, 2019: $4.3 million) in relation to these agreements. The Company recorded a loss on derivatives of $21.7 million in the six months ended June 30, 2020 (six months ended June 30, 2019: loss of $9.7 million) in relation to these agreements.
The interest rate swaps are not designated as hedges and are summarized as of June 30, 2020 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
—	June 2013	June 2020	1.4025%
36,343	September 2013	September 2020	1.5035%
61,998	December 2013	December 2020	1.6015%
12,004	March 2014	March 2021	1.6998%
12,347	June 2014	June 2021	1.7995%
12,690	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
685,382

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows:

	2020		2019
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	224,720	224,720	174,223	174,223
Restricted cash	16,339	16,339	3,153	3,153
Liabilities:
Floating rate debt	2,135,671	2,135,671	1,553,928	1,553,928
Fixed rate debt	65,169	64,894	147,413	146,225

The estimated fair value of financial assets and liabilities as of June 30, 2020 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	224,720	224,720	—	—
Restricted cash	16,339	16,339	—	—
Liabilities:
Floating rate debt	2,135,671	—	2,135,671	—
Fixed rate debt	64,894	—	5,169	59,725

The estimated fair value of financial assets and liabilities as of December 31, 2019 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,223	174,223	—	—
Restricted cash	3,153	3,153	—	—
Liabilities:
Floating rate debt	1,553,928	—	1,553,928	—
Fixed rate debt	146,225	—	7,329	138,896

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level two inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $15.3 million as of June 30, 2020 (December 2019: $8.0 million).

Fixed rate debt - short-term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level three inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
On March 16, 2020, the Company closed the Acquisition with Trafigura and recorded the vessels and time charters acquired based on their proportionate share of the fair value of the total consideration of $651.8 million. As such, $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters, and the vessels were recorded at a combined fair value of $663.7 million. See Note 19 for further details. The fair value of the vessels acquired upon were valued (level two) based on the average of broker valuations from two different ship broker companies. The brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions. The time charter contracts were fair valued (level three) using an 'excess earnings' technique whereby the terms of the contract are assessed relative to current market conditions and they were recorded at the sum of the incremental or decremental cash flows arising over the life of the contracts.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level one).

The fair value (level two) of derivative interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, or RBS, DNB Bank ASA, or DNB and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with DNB. However, the Company believes this risk is remote.

17. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions
As of June 30, 2020, the Company held two vessels under finance leases, which are leased from SFL. The remaining periods on these leases as of June 30, 2020 was approximately seven years.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the six months ended June 30, 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million. The Company was charged $0.2 million in the six months ended June 30, 2020 (six months ended June 30, 2019: $0.8 million) for interest expense in relation to these notes.

A summary of leasing transactions with SFL in the six months ended June 30, 2020 and June 30, 2019 are as follows;

(in thousands of $)	2020	2019
Charter hire payable (principal and interest)	4,360	5,913
Lease interest expense	2,455	3,552
Contingent rental expense (income)	8,270	(2,555)
Remaining lease obligation	59,974	93,322

Contingent rental expense in 2020 (income in 2019) is due to the fact that the actual profit share expense earned by SFL in the six months ended June 30, 2020 of $10.4 million (six months ended June 30, 2019: $1.5 million) was $8.3 million more (six months ended June 30, 2019: $2.6 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between Frontline Ltd. and Frontline 2012 Ltd.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized income of $0.7 million in the six months ended June 30, 2020 in relation to this pooling arrangement (six months ended June 30, 2019: $0.2 million).

Transactions with associated companies
In the six months ended June 30, 2020, the Company paid or accrued amounts totaling $4.6 million due to Clean Marine AS in relation to the installation of EGCS on its owned.

As of June 30, 2020, the Company has committed to the installation of EGCS with Clean Marine on 10 vessels owned by the Company, with a financial commitment of $3.7 million, excluding installation costs.

In the six months ended June 30, 2020, the Company completed the acquisition of 15% of the share capital of TFG Marine which is accounted for under the equity method. As result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company also entered into a bunker supply arrangement with

TFG Marine, under which it has paid $16.1 million to TFG Marine and $1.1 million remains due as of June 30, 2020. The Company has also agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of June 30, 2020 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of June 30, 2020.

Transactions with other affiliates of Hemen
In April 2020, the Company repaid $60.0 million of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen. The Company recognized interest expense of $2.8 million in the six months ended June 30, 2020 (six months ended June 30, 2019: $5.1 million). The Credit Facility is repayable in May 2021 and $215.0 million remains available as of June 30, 2020.

In the six months ended June 30, 2020, the Company chartered seven of its vessels on voyage charters to an affiliate of Hemen. The Company recognized revenue of $23.6 million in relation to these voyages.

A summary of net amounts earned from (paid to) related parties in the six months ended June 30, 2020 and June 30, 2019 are as follows:

(in thousands of $)	2020	2019
Seatankers Management Co. Ltd	6,037	8,896
SFL	2,206	1,710
Golden Ocean	3,311	3,448
Flex LNG Ltd	635	510
Seatankers Management Norway AS	(248)	(270)
Seadrill Limited	133	239
Archer Limited	225	193
Alta Trading UK Limited	23,558	—
Avance Gas	335	87
Other related parties	76	83

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and the provision of other administrative services and guarantee fees.

Related party balances
A summary of balances due from related parties as of June 30, 2020 and December 31, 2019 is as follows:

(in thousands of $)	2020	2019
SFL	3,012	4,982
Seatankers Management Co. Ltd	1,865	5,490
Archer Limited	160	94
Golden Ocean	1,035	3,593
Seadrill Limited	1,095	554
Flex LNG Ltd	344	391
Avance Gas	396	240
Other related parties	262	237
	8,169	15,581

A summary of balances due to related parties as of June 30, 2020 and December 31, 2019 is as follows:

(in thousands of $)	2020	2019
SFL	12,158	9,193
Seatankers Management Co. Ltd	5,056	4,037
Avance Gas	142	79
Flex LNG Ltd	772	636
Golden Ocean	1,773	6,241
	19,901	20,186

See also Note 11, Note 13, Note 14 and Note 18 for details regarding related party transactions and balances.

18. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of June 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in January 2021 and February 2021, respectively, and two are expected to be delivered in August 2021. As of June 30, 2020, total instalments of $28.0 million had been paid in connection with the Company's current newbuilding program, and remaining commitments amounted to $161.1 million, of which we expect $18.7 million to be paid in 2020 and $142.4 million to be paid in 2021.

As of June 30, 2020, the Company has remaining commitments for the installation of EGCS on 10 vessels owned by the Company, with a financial commitment of $3.7 million, excluding installation costs. These remaining commitments are due in 2020.

As of June 30, 2020, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on eight vessels, with a remaining commitment of $1.6 million, excluding installation costs, due in 2020.

As of June 30, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the fixed quantity of physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

As of June 30, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. The Company may revoke the guarantee at any time giving 15 days notice, provided that the revocation will not terminate or limit the liability in respect of amounts incurred under the guarantee prior to the revocation. As of June 30, 2020 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts are payable under this guarantee as of June 30, 2020. See Note 13. for further details.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

19. TRAFIGURA TRANSACTION

In August 2019, the Company entered into a sale and purchase agreement with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the "Acquisition"). The Acquisition has been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share.

Upon commencement of the charters for the five vessels, which the Company did not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million ($2.5 million in 2020) and finance lease interest expense of $6.1 million ($2.4 million in 2020) has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million ($7.1 million in 2020) of receipts, net of payments, including accrued profit share due, has not been recognized in net income and has been treated as a reduction of the Acquisition cost of all of the vessels. Of this, $13.9 million ($5.7 million in 2020) has been offset against prepaid consideration and $3.1 million ($1.4 million in 2020) has been recorded under the finance lease obligations. On closing of the Acquisition, the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition, the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter-out of the vessels to Trafigura, along with associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such, $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters, and the vessels were recorded at a combined fair value of $663.7 million.

20. SUBSEQUENT EVENTS

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in July 2020 and $300.1 million of the refinanced facility has been recorded as long-term debt as of June 30, 2020.

In August 2020, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $133.7 million from CEXIM and Sinosure to partially finance the remaining cost of $161.1 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carry an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years. The facility is subject to final documentation.

In August 2020, the Company declared a cash dividend of $0.50 per share for the second quarter of 2020.